CyberGlobal USA LLC

(the "Company")
a Wyoming Limited Liability Company

Financial Statements with Independent Auditor's Report

Period Ended Inception - December 31, 2024

Table of Contents



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: CyberGlobal USA, LLC. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the balance sheets as of inception to December 31,2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
August 15, 2025

CYBERGLOBAL USA LLC
BALANCE SHEET

AS OF DECEMBER 31,		**2024**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	307
Total Current Assets		307
TOTAL ASSETS	$	307
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	$	-
EQUITY		
Members' Equity		307
TOTAL EQUITY	$	307
TOTAL LIABILITIES AND EQUITY	$	307

See Accompanying Notes to these Audited Financial Statements

CYBERGLOBAL USA LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		**2024**
Operating Expenses		
Selling, General & Administrative	$	3,694
Franchise Consulting Services		10,500
Total Operating Expenses		**14,194**
Total Loss from Operations	$	**(14,194)**
Other Income (Expense)		
Net Income (Loss)	$	**(14,194)**

See Accompanying Notes to these Audited Financial Statements

CYBERGLOBAL USA LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

| | Members' Capital | | Retained Earnings | Total Members' |
	Units	$ Amount	(Deficit)	Equity
Beginning balance at Inception	-	-	-	-
Contribution	-	14,501	-	14,501
Distribution	-	-	-	
Net income (loss)	-	-	(14,194)	(14,194)
Ending balance at 12/31/24	-	14,501	(14,194)	307

See Accompanying Notes to these Audited Financial Statements

CYBERGLOBAL USA LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024
OPERATING ACTIVITIES		
Net Income (Loss)	$	(14,194)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash provided by (used in) Operating Activities	$	(14,194)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Member Contributions	$	14,501
Net Cash provided by (used in) Financing Activities	$	14,501
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	307
Cash at end of period	$	307

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		-
Interest		-
Income taxes		-

See Accompanying Notes to these Audited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CyberGlobal USA LLC ("the Company") is a Wyoming limited liability company organized on July 25, 2024. The Company operates as the franchisor for the CyberGlobal cybersecurity franchise system. Its principal business address is 30 N Gould Street, #46545, Sheridan, WY 82801. CyberGlobal USA LLC grants franchises to operate businesses under the CyberGlobal brand, which deliver cybersecurity products and services to businesses, primarily small and medium-sized enterprises (SMBs). The founding members established the business to provide enterprise-grade cybersecurity services through a network of franchisees and partner locations.

The Company began offering franchises in August 2024, and does not have any predecessor or parent entities. CyberGlobal USA LLC operates solely under its corporate name and the "CyberGlobal" trade name, licensing proprietary marks and systems for franchise use. Affiliates include CT Defense SRL ("Defense"), CGA Audit SRL ("CGA"), and Cyber Global SRL ("CGS"), which are approved suppliers and technology providers for franchisees. The principal activities of the Company consist of franchising, brand management, support services, and compliance oversight for its franchise network across multiple states in the United States, as well as internationally through affiliated entities.

As of December 31, 2024, CyberGlobal USA LLC was at an early stage of operation, with no open franchised or company-operated outlets in the United States, but had projected expansion plans for multiple states in fiscal year 2025. The Company's fiscal year ends on December 31.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $307 in cash as of December 31, 2024.

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Selling, General and Administrative

Selling, General and administrative expenses consist of software, bank fees, and advertising costs.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024, CyberGlobal USA LLC had no outstanding debt. The Company did not enter into any borrowing arrangements, issue any notes payable, or secure any lines of credit during the period presented. No loans, bonds, or other forms of indebtedness were incurred. Accordingly, no interest expense or related party debt disclosures are required in these financial statements.

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NOTE 6 – EQUITY

As of December 31, 2024, the equity section of CyberGlobal USA LLC consists of Members' Equity, which consists of capital contributions and accumulated deficit. The Company is authorized and structured as a limited liability company. Members have contributed total capital of $14,501. The Company had an accumulated deficit of $(14,194) as of year-end 2024, reflecting current period losses since inception. As a result, total equity amounted to $307 as of December 31, 2024.

There are no outstanding preferred membership interests, redeemable equity instruments, warrants, or stock-based compensation plans. Changes in members' equity, contributions, or withdrawals are governed by the Company's operating agreement. No distributions to members were made during the reporting period. All activity is reflected in the accompanying financial statements and is in accordance with the Company's governing documents and applicable

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 15, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.